EXHIBIT 22.1

Tanger Factory Outlet Centers, Inc.

List of Subsidiary Guarantors and Issuers of Guaranteed Securities

Tanger Properties Limited Partnership is an indirect subsidiary of Tanger Factory Outlet Centers, Inc. Tanger Properties Limited Partnership is the sole guarantor of all of its unsecured registered notes for which it was the issuer, which included:

3.125% Senior Notes due 2026
3.875% Senior Notes due 2027
2.750% Senior Notes due 2031